April 9, 2019

James R. Brannen
President and Chief Executive Officer
First Seacoast Bancorp
633 Central Avenue
Dover, NH 03820

       Re: First Seacoast Bancorp
           Registration Statement on Form S-1
           Filed March 13, 2019
           File No. 333-230242

Dear Mr. Brannen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed March 13, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary
First Seacoast Bancorp, page 1

2.     We note your disclosure that First Seacoast Bancorp and First Seacoast
Bancorp,
       MHC are not currently operating companies and will be formed upon completion of the reorganization. Please confirm that the formation of both of these entities are conditions
 James R. Brannen
First Seacoast Bancorp
April 9, 2019
Page 2
      to closing the reorganization and offering.
Risk Factors, page 17

3. We note your disclosure on page 4 of the Prospectus Supplement that, if oversubscribed, the amount of an investor's funds "that cannot be invested in First
      Seacoast Bancorp Common Stock, and any interest earned on such amount, will be reinvested in the existing investment funds of the 401(k) Plan". Please include a risk factor related to the risk investors bear to changes in the price of their existing 401(k) Plan investments during the period from when funds are withdrawn and then potentially reinvested in their 401(k) Plan accounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameJames R. Brannen
                                                             Division of
Corporation Finance
Comapany NameFirst Seacoast Bancorp
                                                             Office of
Financial Services
April 9, 2019 Page 2
cc:       Victor L. Cangelosi, Esq.
FirstName LastName